Exhibit k.6

STAR SYSTEM TECHNOLOGY

AND

INVESTOR SERVICES AGREEMENT

This Technology and Investor Services Agreement (the “Agreement”) is between Phoenix American Financial Services, Inc. (“PAFS”), a California corporation with its principal place of business located at 2401 Kerner Boulevard, San Rafael, California 94901 and VII Peaks Capital, LLC, a Delaware corporation, with its principal place of business located at 4 Orinda Way, Suite 125A, Orinda, California 94563 (the “Client”). This Agreement is effective as of __________________, 2017 (the “Effective Date”).

WHEREAS, this agreement shall replace the Technology and STAR System Technology and Investor Services Agreement dated September 26, 2013.

WHEREAS, PAFS performs investor and administration services and related services including, without limitation, implementation, technology, training, system access, system maintenance, transfer agent, WEB portal (if applicable), consulting and professional services (collectively, “Services”) for third parties using PAFS’ proprietary STAR System (the “STAR System”);

WHEREAS, Client would like PAFS to perform such Services for Client’s programs identified in Exhibit A (“Programs”) and investors as described in this Agreement; and

WHEREAS, Client would also like to use the STAR System in order to gain access to Program and investor data to be maintained by PAFS on the STAR System.

NOW, THEREFORE, the parties agree as follows:

1.            IMPLEMENTATION SERVICES

1.1           Required Equipment. The Implementation Services provided by PAFS do not include the equipment, third party hardware and software, and devices or phone lines needed to allow Client access from Client's facility to the STAR System. All third party hardware, software products and licensing are the responsibility of Client and are due and payable upon the Effective Date of this agreement. Client shall not be allowed to access the STAR System until all of the equipment on the Required Operating List, as more fully described in Exhibit E, is installed at Client's facility to PAFS' satisfaction. Furthermore, Client shall not be allowed access to the STAR System through any equipment not on the Required Operating List without PAFS' prior written approval.

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2.            TECHNOLOGY SERVICES

2.1           Access to the STAR System. Subject to Section 1.1, PAFS shall provide Client access to the STAR System for use by Client for processing of certain information relating to Client's investors in Programs. Such access shall allow Client to use the STAR System from Client's remote site via the internet for remote entry, data processing and data inquiry (the “Access Services”), subject to the limitations of this Agreement. Subject to Section 2.3, such access shall be available 24 hours per day, for licensed users. Client shall provide PAFS with a written list designating such Client designated users of the STAR System. The STAR System shall be used only through access to the PAFS data processing facility located in San Rafael, California, or such other locations as PAFS may designate at its sole discretion, under the direct supervision and control of PAFS. Such access to the STAR System includes a non-exclusive, non-transferable license to use the software components of the STAR System only for Client's internal business purposes. Client shall not copy, duplicate, modify or incorporate in any other work any of the STAR System. Client shall not reverse compile, disassemble, reverse engineer or otherwise reduce to human perceivable form any of the STAR System. Except with PAFS’ prior written consent, such access does not include: (i) any use of the STAR System by Client's affiliated companies (including its direct or indirect parent companies) other than use by employees of Client and its affiliates; (ii) any use of any other PAFS-developed software or any other software at PAFS’ data processing center; or (iii) permission for Client to provide service bureau facilities to others or supporting operations of companies other than Client. Client shall not attempt to obtain, or assist others in obtaining, access to the STAR System other than as required for Client to use the STAR System as permitted hereunder.

2.2           Training for Use of the STAR System. PAFS shall provide training via WebEx to the Client regarding the use of the STAR System as described in Exhibit D. Training session scheduling shall be mutually agreed upon between the parties. Any additional follow-up training for Client personnel will be provided at PAFS’ then current Professional Services Rates. The rates for the current calendar year are set forth in Exhibit F.

2.3           STAR System Maintenance Services.

a)           Facilities. PAFS shall plan, provide, maintain, operate and manage its data processing facilities as necessary to provide the Access Services to Client

b)           System and Application Changes. Client acknowledges that PAFS has the right, as reasonably necessary for PAFS’ own purposes or to improve the quality of service to Client, and with reasonable notice to Client, to change rules of operation, accessibility periods, Client identification procedures, types of equipment utilized by PAFS at its data processing facility, system interfaces, operating and other system and network software, utilities, and database software, and to implement upgrades or new releases to the STAR System. Any upgrades, updates or other changes to the STAR System which are prepared at Client's request or on Client's behalf as a system upgrade shall be charged to Client for the time spent for such programming at PAFS’ then current Professional Services Rates.

c)           Maintenance Windows. PAFS provides for preventative maintenance of the STAR System the third Friday and Saturday of each month in accordance with its internal schedules and procedures. Client acknowledges and agrees that the STAR System may be inaccessible during such periods. Notwithstanding the foregoing, PAFS will use its best efforts to provide Client with at least 48 hours’ advance notice of STAR System inaccessibility due to the performance of preventative maintenance.

d)           Data Maintenance and Backup Procedures. Client agrees that PAFS has the sole right and responsibility to maintain and update the logical and physical organization and structure of the databases and associated files utilized in the STAR System on behalf of Client. In connection with such maintenance and update, Client shall test and/or assist PAFS in testing the consistency and completeness thereof as PAFS reasonably requests. In the event of any loss or damage to Client's data, Client's sole and exclusive remedy shall be for PAFS to use its best efforts to restore the lost or damaged data from the latest backup of such data that PAFS has maintained in accordance with its standard archival procedures.

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e)           Data Maintenance Overhaul. In order to ensure the STAR System’s performance and regulatory compliance, Client’s data will be checked and verified on a semi-annual basis. PAFS will check and correct corrupt data, manage data and log files and index fragmentations. PAFS will review data monitoring reports to plan and prioritize for Client’s growth path. Security verification of the database will be performed and all files backed up. This is billed at PAFS’ then current Professional Services Rates in Exhibit F.

f)           Access. Client shall provide PAFS and its subcontractors access to its facilities as necessary or convenient for upgrades, repairs and maintenance hereunder and to facilitate PAFS’ performance of its obligations hereunder.

g)           System Security. Client shall follow PAFS’ standard security procedures when accessing and using the STAR System. Client acknowledges that PAFS has neither responsibility for nor control of the communication line used to access the STAR System since such line is provided by a third party public utility and that the security of transmissions to and from the STAR System is not the responsibility of PAFS. PAFS is not responsible for third party applications, software or hardware that may have or will create security flaws or exposure.

2.4           STAR System Program Management and Support. PAFS shall designate a PAFS Account Manager to facilitate the flow of communications between PAFS and Client. Client questions regarding use or problems with the STAR System may be directed on a day-to-day basis to the PAFS Account Manager. Client shall be responsible for appointing a Client Liaison who will be responsible for coordinating information exchange and requests from the Client employee users to the PAFS Account Manager.

a)           Client Changes. If Client changes any set protocols or data sets, Client will be billed in accordance with Section 5: Additional Consulting Services.

2.5           Disaster Recovery Plan. The parties agree to cooperate with each other in the event of any disaster as set forth in PAFS’ Disaster Recovery Plan, which plan may be modified from time to time.

2.6           Limitations on PAFS’ Obligations. PAFS shall provide the above Services unless: (i) such support relates to or involves any products, data, features, devices or equipment not provided by PAFS; (ii) any party other than PAFS or a party authorized by PAFS has altered or modified any portion of the STAR System in any manner, including database tables and also including customizations provided by PAFS which are not made a part of the STAR System generally available to PAFS clients; (iii) Client has not installed or used the STAR System in accordance with written instructions provided by PAFS. Furthermore, PAFS’ support obligations under this Agreement shall not include hardware, electrical work, telephone line work, telecommunications equipment, file transmissions interconnection work, or the installation or repair of accessories, alterations, parts or devices not furnished by PAFS.

2.7           Web Portal. PAFS will provide Client with the Web Portal functionality described in Exhibit G.

3.            INVESTOR AND ADMINISTRATION SERVICES

3.1           PAFS shall perform the Investor and Administration Services described in Exhibit C for the Programs during the term of this Agreement. The parties acknowledge that in performing such Services, PAFS may rely on certifications and instructions from Client in connection with the performance of any Services and upon any signature that PAFS believes in good faith to be genuine. Client shall provide PAFS with scripted answers for all tele-support questions from Client's investors, broker-dealers, trustees or other third parties. Any questions not addressed by such script shall be referred to Client, including questions related to the performance of Client's Programs. Client represents that such script shall comply with all applicable laws, rules, regulations and orders of all applicable governmental and other authorities, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority (“Securities Laws”).

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3.2           Client Name. PAFS shall have the right to use Client’s name, trademarks, and logos only in connection with PAFS’ performance of transfer agent services hereunder and so long as this Agreement is in effect. Upon termination of this Agreement and client’s direction, PAFS and all its subsidiaries and affiliates shall cease using Client’s name, trademarks and logos for any further business dealings apart from the fulfillment of any remaining obligation hereunder. Notwithstanding the above, PAFS shall have the right to include Client’s name on any customer list or press release publicly distributed.

3.3           Transfer Services. Through Phoenix Transfer, Inc., (“Phoenix Transfer”) a transfer agent registered with the Securities and Exchange Commission (“SEC”), PAFS shall perform the transfer agent services described in Exhibit C relating to the posting of transfers of shares during the term of this Agreement. PAFS will perform such Services in accordance with Client's written instructions, which Client represents to PAFS and Phoenix Transfer conform in all material respects to the relevant governing documents and Securities Laws.

a)           Client's Obligations. Client shall, in a timely manner, furnish Phoenix Transfer with: (i) a current list of holders of record and stop list; (ii) such other documents and information as Phoenix Transfer requests from time to time to carry out its functions hereunder; and (iii) sufficient funds wired directly to Phoenix Transfer's bank pursuant to Phoenix Transfer's wire instructions to permit Phoenix Transfer to make the payments contemplated hereby. Pending payment to holders, all interest and earning credits on the funds described in (iii) above shall accrue to Phoenix Transfer.

b)           Limitations on Phoenix Transfer's Duties and Obligations. As Client's agent hereunder, Phoenix Transfer: (i) shall have no obligation to effect any transfer or make any payment in the absence of instructions, documentation and evidence of identity and authority satisfactory to it, in its sole discretion, and evidence of payment of any applicable taxes; (ii) shall have no obligation to make any payment to holders of Client's securities unless Client has provided it with sufficient funds to make such payment; and (iii) may rely, and shall be fully authorized and protected in acting or failing to act, upon (a) any instrument or other communication it believes to be genuine, and (b) any written or oral instructions of officers of Client with respect to its activities.

c)           Instructions. If any question arises with respect to any Client security holder's rights, Phoenix Transfer shall take such action as Client directs. Client shall promptly confirm in writing any oral instructions it gives to Phoenix Transfer. Phoenix Transfer shall not be liable or responsible and shall be fully authorized and protected for acting, or failing to act, in accordance with any oral instructions that do not conform with such written confirmation. Only authorized persons designated by the Client may give oral instructions to Phoenix Transfer.

d)           PAFS Employee Licensing. Client acknowledges and agrees that SEC rules forbid Client from using the STAR System to post Client’s transfers unless Client is an SEC registered Transfer Agent.

e)           Lost Investor Tracing. PAFS complies with SEC rules concerning locating lost investors by contracting with an outside service provider for investor tracing services (“Tracing Servicer”). These services are billed to Client at PAFS’ then current Professional Services Rates. Client authorizes PAFS to delegate the performance of this service and deliver to the Tracing Servicer all information that the servicer requires to perform the service.

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4.            PRINT, MAIL AND COMMUNICATION SERVICES.

4.1           PAFS will provide printing, mail and communication services including but not limited to distribution checks, statements, tax documents, proxies, prospectus and special communications. Client may ask PAFS to perform these services by written request. Coordination of these services will be charged at PAFS’ then current Professional Services Rates. Client will reimburse PAFS for all printing, mail and communication services expenses as outlined under Section 7.1(c) and all postage must be prepaid prior to mailing. A one-time distribution template fee will be billed at the current rate.

5.            ADDITIONAL CONSULTING SERVICES.

5.1           Client may ask PAFS to perform additional services that relate to STAR System customizations by providing Client’s PAFS Account Manager with a written request. Each request shall describe the requested services to be completed and, if applicable, the requested date of completion. All requests are subject to written acceptance by the PAFS Account Manager. Unless otherwise agreed to by the parties, services performed shall be charged at PAFS’ then current Professional Services Rates. Any additional services requested by Client, including, but not limited to, services relating to transfers for Programs not specifically named in Exhibit A, shall be subject to PAFS’ then current Professional Service Rates and other terms and conditions to be mutually agreed to by the parties.

5.2           Emergency or Expedited Requests. Emergency services shall be performed on behalf of Client with Client’s implied consent. Client agrees and understands that no written authorization is necessary in the event that failure to complete the request might, in PAFS’ sole judgment, give rise to an interruption in Client’s service or faulty Client service. Billing for emergency services is based on the current PAFS’ then current Professional Services Rates.

6.            CLIENT OBLIGATIONS

6.1           Cooperation and Assistance. As a condition precedent to PAFS’ obligations hereunder, Client shall (a) provide PAFS with full, good faith cooperation and such information as may be required by PAFS in order to render the services required hereunder, (b) provide such assistance, including support services, information and other assistance, as may be reasonably requested by PAFS from time to time and (c) timely and fully carry out all other Client responsibilities set forth herein.

6.2           Operating Methods and Procedures. Client shall use the STAR System in accordance with such reasonable policies as may be established by PAFS and its licensors, as set forth in any materials furnished by PAFS to Client from time to time. Client shall supplement or modify its operating methods and procedures as reasonably required to make effective use of, and functionally conform to, such STAR System policies.

7.            FEES AND EXPENSES

7.1           Fees and Expenses.

(a)          Implementation Fees. There shall be a one-time charge as set forth in Exhibit D payable by Client for PAFS’ performance of the Implementation Services provided, however that if this Agreement is terminated by Client for any reason, other than due to PAFS' failure to perform the Implementation Services in a timely and professional manner, prior to PAFS’ receipt of the full Implementation Fee, the balance remaining shall in all events be due and payable by Client.

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(b)          Program Fees. For the Technology and Investor Services, Client shall pay PAFS fees described in Exhibit D.

(c)          Other Expenses. Client shall be responsible for all expenses incurred by PAFS in preparing to perform and in performing all necessary services including expenses and services provided by third party vendors. PAFS shall be entitled to a 20% mark-up on any expenses charged by third parties. PAFS shall not be responsible for any conversion expenses incurred by Client or prior third party service providers to Client. If PAFS is required to pay any federal, state or local taxes based on the Services or other deliverables (other than taxes based on PAFS’ net income), such taxes shall be billed to and paid by Client, in addition to the fees and expenses stated above.

(d)          Procedural Compliance. Client may be billed for work performed by PAFS on behalf of Client during regulatory agency audits including the SEC, FINRA and SOC I compliance. These fees will be billed at the PAFS’ then current Professional Services Rates. Client will also be billed for the physical and electronic storage of all documents. Such storage may be required by law even after the termination of services. Client will be assessed a one-time fee for this service prior to termination of services.

7.2           Invoices and Payment. PAFS shall invoice Client monthly as of the first of each month for access by Client for the upcoming month. Each invoice is due and payable thirty (30) days from the invoice date. If PAFS has not received payment by the due date, there will be a late charge of 5% on any past due amounts and interest shall accrue on past due amounts at the rate of 12% per annum commencing with the due date and continuing until fully paid. If PAFS has not received payment forty-five (45) days from the invoice date, an additional 10% penalty will be assessed on any unpaid balances. Invoices with unpaid balances that remain unpaid sixty (60) days from the invoice date, in the discretion of PAFS management, will result in restriction of Client’s use of the STAR system. Invoice balances which remain unpaid one hundred and five (105) days from the invoice date will result in the Client’s termination of this Agreement and all remaining payments will become immediately due and payable. PAFS shall have and is hereby granted a lien upon, security interest in and right of set-off against any and all amounts held in a fund or account pursuant to this Agreement for the benefit of Client, or for the benefit of any entity or person controlling, controlled by or under common control with Client (Client and all such persons are deemed the “Client Group”). Amounts held for the benefit of the Client Group pursuant to this Agreement shall include but not be limited to any and all amounts held in trust for the Client Group pursuant to Section 1.1 of Exhibit C following satisfaction of any minimum escrow impound condition, but shall exclude any amounts deposited by the Client Group specifically for the purpose of a scheduled distribution to investors or for scheduled investor redemptions, which shall be deemed held for the benefit of the Client Group's investors and not for the benefit of the Client Group. All amounts held for the benefit of the Client Group from time to time shall be held as security for the payment of amounts owing to PAFS from time to time under or pursuant to this Agreement, regardless of the party obligated to pay such amounts. Notwithstanding the provisions for late payment of fees set forth above, if any invoiced payment is not paid by a date ninety (90) days from the invoice date, PAFS is hereby authorized and directed by Client and is entitled, prior to any other application or direction by Client for payment, to apply and pay to PAFS' own account any money held by PAFS in a fund or account for the benefit of the Client Group under this Agreement, in satisfaction and payment of any and all such invoiced amounts due PAFS and outstanding for ninety (90) days or more, including any amounts that may represent an accelerated obligation under the terms of this Agreement.

7.3           Rate Adjustments. The parties agree that all of the fees specified in Exhibit D will be increased at the end of each year of this Agreement by an amount equal to the greater of 5% or the percentage increase in the Consumer Price Index for the San Francisco-Oakland area during the most recent twelve-month period. Additionally, the fees will be reviewed and re-negotiated by the parties at the end of the Initial Term (hereinafter defined).

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8.            PROPRIETARY RIGHTS

Client acknowledges that PAFS and/or its licensors own all intellectual property rights in the STAR System, including all customizations, upgrades or modifications to the STAR System made by or for PAFS, and all hardware and software components and any associated documentation. The parties agree that, except as stated herein, this Agreement does not grant Client any rights to patents, copyrights, trade secrets, trade names, trademarks (whether registered or unregistered), or any other rights, franchises, or PAFS licenses with respect to the foregoing.

9.            CONFIDENTIALITY

(a)          For the purposes of this Agreement, “Confidential Information” means the terms and conditions of this Agreement, customer data and all non-public information about the disclosing party’s (or its suppliers’) business or activities that is proprietary and confidential, which shall include all business, financial, technical and other information of either party, whether or not it is marked or designated by such party as “confidential” or “proprietary” at the time of disclosure. Confidential Information will not include information that: (i) is in or enters the public domain without breach of this Agreement; (ii) the receiving party lawfully receives from a third party without restriction on disclosure and without breach of a nondisclosure obligation; (iii) the receiving party rightfully knew prior to receiving such information from the disclosing party; (iv) the receiving party receives information volunteered by third parties in response to questionnaires or surveys, or (v) the receiving party develops independent of any information originating from the disclosing party.

(b)          Each party agrees that: (i) it will not disclose to any third party any Confidential Information disclosed to it by the other party except as expressly permitted in this Agreement; (ii) it will not use any Confidential Information disclosed to it by the other party except as necessary to perform its obligations under this Agreement; and (iii) it will take all reasonable measures to maintain the confidentiality of all Confidential Information of the other party in its possession or control, which will in no event be less than the measures it uses to maintain the confidentiality of its own information of similar importance. Notwithstanding the foregoing, each party may disclose Confidential Information to the extent required by a court of competent jurisdiction or other governmental authority or otherwise as required by law, provided that such party uses reasonable efforts to request confidential treatment or a protective order before such disclosure; or on a “need-to-know” basis under an obligation of confidentiality to its legal counsel and accountants.

(c)          The parties acknowledge and agree that a breach of the provisions under this Section 9 will result in irreparable harm to the disclosing party and that the disclosing party will have the right to enforce this Agreement and any of its provisions by injunction, specific performance and/or other equitable relief without prejudice to any other rights and remedies that the disclosing party may have.

(d)          Nothing in this Agreement shall relieve any party of any of its obligations under any separate non-disclosure agreement between the parties, including any obligation with respect to procedures for handling customer data or other similarly sensitive information.

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10.          WARRANTIES

10.1         Warranty for Services. PAFS warrants during the term of this Agreement that the Services shall be performed in a timely manner and of a quality conforming to generally accepted industry standards and practices. At any time following completion of any Services, PAFS shall, at PAFS’ expense, upon receipt of written notice from Client describing a breach of the foregoing warranty in such reasonable detail as is requested by PAFS, re-perform the Services described in such written notice so as to conform to generally accepted industry standards and practices.

10.2         Warranty for the STAR System. PAFS warrants that the software and hardware provided by PAFS (not including any software and hardware provided by third party vendors or Client) comprising the STAR System shall enable it to substantially perform the functions described herein during the term of this Agreement. If the STAR System does not conform to the foregoing warranties, PAFS shall promptly correct any such non-conformances or advise Client of alternate means of accomplishing the desired data processing which PAFS will implement at PAFS’ expense. To the extent its license with a third party software vendor or agreement with a third party hardware vendor permits, PAFS shall pass through to Client any performance warranty relative to such software or hardware. PAFS is not bound by the warranties set forth in this Section 10 if Client permits any equipment not contained in Exhibit E to access the STAR System. ANY OTHER HARDWARE AND SOFTWARE THAT IS DELIVERED TO CLIENT PURSUANT TO THIS AGREEMENT FOR USE WITH THE STAR SYSTEM IS PROVIDED ON AN “AS IS” BASIS ONLY WITHOUT REPRESENTATION OR WARRANTY. PAFS DOES NOT WARRANT THAT CLIENT'S USE OF THE STAR SYSTEM SHALL BE UNINTERRUPTED OR ERROR-FREE.

10.3         Disclaimers. The above warranties do not cover the results of accident, abuse, neglect, improper testing, vandalism, acts of God, use contrary to the applicable specifications or instructions, or repair or modification to the STAR System by anyone other than PAFS or PAFS’ authorized agents. PAFS shall not be responsible for any errors or omissions in, or improper operation or incorrectness of, any programs, data, user documentation or other information furnished by PAFS or any delays, breakdowns or interruptions in Client's use of the STAR System, unless caused by gross negligence or willful misconduct on the part of PAFS. CLIENT AGREES THAT PAFS MAKES NO WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OR ANY OTHER MATTER, OTHER THAN THE EXPRESS WARRANTIES CONTAINED IN THIS AGREEMENT. NO REPRESENTATION OR STATEMENT NOT EXPRESSLY CONTAINED IN THIS AGREEMENT SHALL BE BINDING UPON PAFS AS A WARRANTY OR OTHERWISE.

11.          TERM AND TERMINATION

11.1         Term. The term of this Agreement shall commence on the Effective Date and shall continue for three (3) years after the Effective Date (“Initial Term”). Should Client terminate this agreement prior to the expiration of the Initial Term, except in the case of termination for cause as described in Section 11.2, Client is then in default of this Agreement and all remaining monthly payments and outstanding fees shall become accelerated and immediately due and payable. Following the Initial Term, this Agreement will automatically renew for successive (3) year terms (each a “Renewal Term”), unless either party gives the other party at least one hundred and eighty (180) days written notice of termination in advance of the expiration of the Initial Term or any Renewal Term.

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11.2         Termination for Cause. If either party shall materially fail to fulfill any obligation under this Agreement, and such failure has not been cured within one hundred and twenty (120) days after receipt of the other party's written notice thereof, the party giving notice may, at any time thereafter, terminate this Agreement.

11.3         Survival. The obligations of the parties that, by their nature, are intended to survive the termination of this Agreement, shall so survive.

11.4         Obligations of Parties Upon Termination. Upon termination, all licenses granted hereunder shall immediately terminate and each party shall return and make no further use of property, materials and other items (and all copies thereof) belonging to the other party. PAFS may destroy or otherwise dispose of any of Client's data in its possession unless Client furnishes PAFS with reasonable written instruction for return to Client or other disposition not earlier than sixty (60) days prior to the date of expiration or cancellation and not later than ten (10) days thereafter. PAFS shall have no obligation to convert Client's data to be returned to Client into any format other than a PAFS standard format, or such other format as the parties may mutually agree in writing. PAFS shall cooperate with Client in the transfer of Client's data in a readable format and the establishment of a timetable for data transfer. All expenses incurred by PAFS in returning or disposing of Client's data shall be borne by Client at PAFS’ then current Professional Services Rates.

12.          INDEMNIFICATION

PAFS shall have no duties or obligations other than those specified in this Agreement. It is expressly understood that Client and PAFS are independent contractors of one another, and that neither has the authority to bind the other to any third person. PAFS is acting solely as a third party service provider under this Agreement and shall not participate in management decisions regarding Client's business. Client assumes sole responsibility for results obtained from the use of the STAR System by Client and for conclusions drawn there from. PAFS shall not be responsible for loss, destruction, alteration or disclosure to any person of Client's data submitted by Client or resultant output thereof (or loss, destruction, alteration or disclosure to any person of any physical media on which such Client data or resultant output are stored), unless caused by gross negligence or willful misconduct on the part of PAFS. Furthermore, PAFS shall have no liability for any errors or omissions in any information, instructions or scripts provided to it by Client or any Client investors, broker-dealers, trustees, or any other third party in connection with the performance of the Services for processing or in connection with the Services provided hereunder. Client shall indemnify PAFS and the directors, officers, employees, affiliates and agents of PAFS, and shall hold them and hold it harmless against any claims, losses or damages asserted by any person arising out of or in connection with this Agreement, except for the same that are directly attributable to the gross negligence or willful misconduct of PAFS.

13.          LIMITATION OF LIABILITY

EXCEPT FOR THE INDEMNITIES PROVIDED IN SECTION 12 HEREIN, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES, INCLUDING LOST PROFITS OR REVENUE, LOST SAVINGS, LOSS OF USE OF THE STAR SYSTEM OR ANY COMPONENT OF SUBPART THEREOF, BUSINESS INTERRUPTION, OR COST OF SUBSTITUTED FACILITIES, EQUIPMENT OR SERVICES, OR OTHER ECONOMIC LOSS ARISING OUT OF BREACH BY THE OTHER PARTY OF ANY OF ITS REPRESENTATIONS, WARRANTIES OR AGREEMENTS CONTAINED IN THIS AGREEMENT, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND WHETHER ANY CLAIM FOR RECOVERY IS BASED ON THEORIES OF CONTRACT, NEGLIGENCE OR TORT (INCLUDING STRICT LIABILITY). Notwithstanding any other provisions of this Agreement, Client agrees that in no event shall PAFS’ aggregate liability to Client, Client's investors, broker-dealers, trustees, and any other third party in connection with the performance of any or all of the Services arising in connection with this Agreement, regardless of the form of claim or action, exceed an amount equal to the most recent 12 monthly fee amounts paid by Client under this Agreement.

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14.          FORCE MAJEURE

Neither party shall be liable hereunder by reason of any failure or delay in the performance of its obligations hereunder (except for the payment of money) on account of strikes, shortages, riots, insurrection, fires, flood, storm, explosions, acts of God, war, governmental action, labor conditions, earthquakes, material shortages, or any other cause beyond the reasonable control of such party.

15.          NO SOLICITATION

Client agrees not to solicit for employment any employee of PAFS, with whom contact was made by Client as a direct or indirect result of, or in connection with this Agreement, during the term hereof and for three (3) years thereafter.

16.          OTHER PROJECTS

This Agreement shall not prevent PAFS from entering into similar agreements with third parties, or from independently developing, using, selling or licensing materials, products or services which are similar to those provided hereunder.

17.          NOTICE

All notices hereunder shall be in writing, and shall be given personally, by confirmed fax or express delivery to either party at their respective addresses shown at the beginning of this Agreement, attention to Account Manager at PAFS and to the Chief Financial Officer at Client, or at such other place as any party may designate by notice given in accordance with this Section 17. Notices shall be deemed given when delivered by reputable overnight courier (such as, but not limited to, Federal Express or UPS), or received by electronically confirmed facsimile transmission.

18.          MISCELLANEOUS

This Agreement shall be governed by the laws of the State of California without regard to its choice of law provisions. It is agreed that exclusive jurisdiction and venue for any legal action between the parties arising out of or relating to the performance of this Agreement and the Confidentiality Agreement shall be in the Marin County, California, Superior Courts for state court or for federal courts, as applicable, sitting in the Northern District of California; provided, that either Client or PAFS shall be entitled to seek injunctive or other interim or equitable relief in other jurisdictions as may be required to protect its rights. If any provision of this Agreement is held to be invalid or unenforceable, the invalid or unenforceable provision shall be deemed modified to the limited extent required to permit its enforcement in a manner most closely approximating the intention of the parties as expressed herein; the remaining provisions shall remain in full force and effect. The waiver by either party of any default or breach of this Agreement shall not constitute a waiver of any other or subsequent default or breach. This Agreement and the Exhibits hereto, constitute the entire agreement between the parties and supersede all previous agreements or representations, written or oral, with respect to the Services. This Agreement may be amended only by a written agreement executed by both parties; provided, however, that this Agreement may be amended by PAFS at any time by written notice to Client, effective as of the date of receipt of such notice by Client, to the extent necessary to comport with the requirements of applicable law or regulations, including any interpretation by the staff of the SEC, state securities regulators or FINRA, and in connection with similar amendments made to PAFS agreements with parties to which it provides similar services in a system-wide revision to such agreements. The terms of this Agreement shall be binding upon the successors and assigns of each party. In the event of any dispute arising out of or with respect to this Agreement, the prevailing party shall be entitled to recover its reasonable attorney's fees, whether or not the dispute is prosecuted to judgment.

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19.         COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall be considered an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives.

“PAFS”	“CLIENT”

PHOENIX AMERICAN FINANCIAL	VII PEAKS CAPITAL, LLC
SERVICES, INC.

Signed:	Signed:

Name:	Name:
Print	Print

Title:	Title:

Date:	Date:

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EXHIBIT A

INVESTOR SERVICES PROGRAM

Services are to be provided under the Agreement for the following investment programs (the “Programs”):

•	VII Peaks Co-Optivist Income Fund

•	VII Peaks High Yield Direct Lending Fund, LP

•	VII Peaks Co-Optivist B Fund I, LLC

•	VII Peaks Co-Optivist B Fund II, LLC

•	VII Peaks Co-Optivist R Fund I, LLC

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 12	VII Peaks Capital, LLC

EXHIBIT B

IMPLEMENTATION AND SETUP SERVICES

•	PAFS, with the assistance of Client personnel, will analyze Client Investor Services requirements.

•	PAFS will set up and provide connectivity access of designated Client representatives to STAR on-line computer systems with Client to utilize own personal computer.

•	PAFS will set up Client's system user accounts and STAR System security.

•	PAFS will determine Client's optimum print capability from the STAR System and assist Client with setup and testing of printing procedures.

•	PAFS will set up Client specific system specifications (i.e. hard coding name and numbers)

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 13	VII Peaks Capital, LLC

EXHIBIT C

INVESTOR ADMINISTRATION SERVICES

The services listed under Exhibit C, Section I, will be provided by PAFS and are included within the monthly service and processing fees outlined under Exhibit D. Client is responsible for expenses incurred for these services including third party vendor expenses as outlined under Section 7.1(c).

Section I

1.1          Sales Processing & Commissions

Receive and process new subscription documents, track Blue Sky and fund restrictions, input investor data into the STAR System, reconcile and report transactions, process volume discounts, calculate and allocate broker commissions weekly, process commission payments, and mail confirmation packages to investors. Receive and process new subscription payments according to Client-defined requirements as follows:

Check Deposits

Prior to meeting impound escrow threshold

Forward checks within one business day of receipt to Client’s selected escrow bank , as escrow agent, for deposit into the escrow account maintained for the benefit of subscribers.

After meeting impound escrow threshold

Deposit checks relating to new subscriptions daily into Bank of the West account maintained by PAFS in trust for Client. Client must use a bank managed and chosen by PAFS. Review checks for deposit (endorsement, date, dollar amount, written amount). Prepare, review, submit and approve electronic deposit. Notify Client of deposit amount.

•	On the third bank business day after depositing funds relating to new subscriptions, PAFS will transfer deposited funds to Client via wire.

•	Returned items will be communicated to Client as PAFS becomes aware of them. Client agrees that in the event any checks or items deposited into PAFS’ bank account are returned for insufficient funds or otherwise not paid when presented for any reason, and such amounts have already been transferred by PAFS to Client, PAFS has the right to either (i) reduce subsequent transfers to Client in an amount equal to the returned items, or (ii) request that Client wire to Phoenix an amount equal to the returned items. Upon receipt of such a request, Client will send the requested wire on the same day if possible but no later than the following business day.

If funds relating to new subscriptions are received by PAFS via wire transfer on the next bank business day after the receipt, PAFS will transfer the received funds to Client via wire.

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 14	VII Peaks Capital, LLC

Reconciliations

Reconcile deposits with the STAR system daily and reconcile bank account monthly.

1.2          Database

Maintain investor data files; addresses, contact information, tax identification number, distribution payee information, ACH account information.

1.3          Distribution Processing – Monthly

Calculate allocation of distribution amounts, run verification report and balance, generate distribution report for client approval, transmit ACH to investor bank accounts, process distribution reports and investor payments.

1.4          Transfer Agent Services

Review transfer paperwork for legal compliance (per client-defined requirements), data entry into STAR System for tracking, prepare custom letters requesting outstanding requirements, verify completed transfer paperwork for accuracy and completeness, post transfers on client-specified dates, cancel transfers upon investor request, prepare transfer confirmations and mail transfer to old/new title holders, mail transfer confirmations to third parties, as requested.

1.5          E-Subscription Service

PAFS provides the ability for client to submit new subscriptions, transfers, redemptions, and account maintenance electronically through the secure Web Portal directly to the account team at PAFS. Includes interactive PDF programming embedded within the sponsor’s specific forms that are accessible on the Web Portal. Requests are converted to a pending item in the STAR System. Regulatory and compliance authentication is performed.

1.6          Reinvestment Agent Servicing

Calculate allocation of reinvestment amounts, run verification and distribution reports, obtain Client approval of allocation and forms, record and maintain shareholder reinvestment records and process, print and mail payment advice notices to shareholders.

1.7          Redemption Agent Servicing

Receive and process redemption requests in accordance with prospectus, calculate and allocate redemption on STAR System, track total redemptions (percentage and dollar amount) and report to Client, terminate investment and retire shares.

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 15	VII Peaks Capital, LLC

The services listed under Exhibit C, Section II will be provided by PAFS and are billed to Client at PAFS’ then current fees and Professional Services Rates.

Section II

2.1      Tax Reporting & Processing

Form 1099 Generation

Reconcile all fund data (dividends, transfers/liquidations), perform shareholder income allocations, and prepare verification reports for client approval of 1099 allocation and sample 1099s. Review sample 1099s, authorize printing of 1099s, print and mail 1099s, and e-file 1099s with IRS.

Client is required to communicate all prior year transactions before January 10th annually or expedited fees will apply.

If necessary, Client or Clients’ CPA will prepare and file IRS Form 945 for domestic withholdings and Form 1042 for foreign withholdings.

K-1 Processing

Reconcile all fund distributions, contributions, beginning capital, transfers, redemptions, and withholdings. Perform investor income allocations, prepare verification reports and sample K-1 reports for client approval of K-1 allocation and sample K-1s. Review, approve and authorize sample K-1s and instruction letter (provided by Client) for printing. Print and mail K-1 packages to investors, trustees or designated recipient. Provide K-1 copies to Client if requested.

Client is required to communicate all prior year transactions thirty (30) days prior to the Client’s requested mailing date annually or expedited fees will apply.

Client agrees to file extension for IRS Form 1065 filing.

PAFS will electronically file Federal tax return Form 1065 on Client’s behalf.

If necessary, Client or Clients’ CPA will prepare and file IRS Form 945 for domestic withholdings and Form 1042 for foreign withholdings.

2.2       Hosting Services

PAFS hosting services includes redundant server access, disk storage, encryption, data backup solutions, onsite and offsite storage, physical holding of records on-site for 6 months, fully searchable electronic database of PDF documents for eighteen months, seven years of historical data stored off-site, and automated monitoring and escalation for the servers and database.

The STAR System is secured with a 2048-bit encryption SSL Certificate.

2.3        Web Portal

The Web Portal is a secure, robust, WEB-based reporting tool that provides our Clients, their representatives and investors with self-service access through the Client’s Website. This significantly decreases the number of telephone requests from Reps and Investors, provides the ability to print statements and forms, thereby reducing your print and mailing costs and the ability to look up historical information and capture tax information. Your clients are also able to update their personal information, rather than filling out unnecessary request forms.

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 16	VII Peaks Capital, LLC

As part of your Web Portal service you will also have access to our unique Electronic Subscription Submission (“ESS”) - Financial Advisors along with their investors have the capability to submit new subscriptions, transfers, redemptions, and account maintenance electronically through the Web Portal directly to PAFS. Electronic submission greatly increases efficiency by reducing the lag time associated with issue resolution items, and ultimately provides investors with a quicker effective date and advisors a faster commission compensation date.

The Web Portal functionality is more fully described in Exhibit G.

2.4          Shareholder Telephone Support

Answer routine inquiries from shareholders, representatives, banks, and brokerages on performance issues, handle shareholder requests for materials (reports, duplicate mailings, tax information).

2.5          Escheatment Services

Through a third party service provider, PAFS manages the unclaimed property process on behalf of Client for all applicable jurisdictions twice a year.

2.6          OFAC Compliance

Phoenix Transfer, Inc. performs searches with the Office of Foreign Assets Control (OFAC) in compliance with U.S. Treasury guidelines.

2.7          Print, Mail and Communication Services

PAFS will provide printing, mail and communication services on behalf of Client including but not limited to the printing of distribution checks and statements, annual reports, tax documents (1099 & K-1s), proxies, prospectus, and special electronic communications. Client may ask PAFS to perform these services by written request.

2.8          Proxy Services

PAFS will create a proxy in the Star system with the Client’s issues to be voted upon and tabulate the returned mailed proxy votes. If online voting with a third party provider is used, PAFS will upload the electronic votes into the STAR system. Daily proxy reports will be provided to the Client. Client may ask PAFS to perform this service by written request.

2.9          Cash Management Services – Phoenix bank account only

Prepare monthly bank account reconciliation reports, provide printing/ordering of check copies to Shareholders, and reconcile bank activity, including but not limited to deposits, reissues, stop payments, and voids to STAR reports.

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 17	VII Peaks Capital, LLC

EXHIBIT D

FEES AND EXPENSES

I.	Monthly Service Fees

IBD and RIA Group Private Placements: $875.00 each per month

•	VII Peaks High Yield Direct Lending Fund, LP

Closing Funds:

•	VII Peaks Co-Optivist B Fund I, LLC: $737.58 per month effective July 1, 2016

•	VII Peaks Co-Optivist R Fund I, LLC: $250.00 per month effective July 1, 2016

•	VII Peaks Co-Optivist B Fund II, LLC: $623.95 per month effective July 1, 2016

Non-Traded REIT Programs (REITs, BDCs, MLPs, Interval Funds, etc.): $4,630.50 each per month up to 2,500 investments. Thereafter it will become a per investment fee as follows:

•	2,501 to 5,000 investments:	$1.79 per investment
•	5,001 to 15,000 investments:	$1.74 per investment
•	15,001 to 25,000 investments:	$1.68 per investment
•	25,000 plus investments:	$1.62 per investment

For fund: VII Peaks Co-Optivist Income Fund

II.	Processing Fees

•	New subscription input: $11.58 per investment (if subscriptions not in good order then additional fees will be charged at PAFS’ then current Professional Services Rates).

•	New subscription documents not received in good order and follow up required: Additional $37.50 per investment.

•	Transfer/Redemption fee: $39.40 in compliance with SEC Regulations and STA guidelines.

III.	Implementation and Training Services

•	Initial Training – PAFS will provide three 4-hour training sessions via WebEx at no additional cost.

IV.	Hosting Services

•	Per investment per month for the STAR application hosting services: $0.08 (Fee does not include telecommunication services).

•	Oracle Database Licenses (one-time fee per user for the initial license): $1,400.00 or at PAFS’ then current rate.

•	Oracle Database License Maintenance: 22% of the initial fee per user billed annually

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 18	VII Peaks Capital, LLC

•	Crystal Reports Software Licenses (two required): One-time fee per license to be billed at PAFS’ then current rate.

•	An SSL Certificate required for the STAR System is billed annually at PAFS’ then current rate.

•	If a User Acceptance Testing (UAT) system is required using a Client specific URL, an additional SSL Certificate will be billed annually at PAFS’ then current rate.

V.	Web Portal

•	The setup of the Web Portal Services described in Exhibit G is included in monthly fee. The monthly service fee will be calculated as follows and not to exceed $5,000 during any month:

•	1 – 1000 user access:	$2.32

•	1001 – 2000 user access:	$1.74

•	2001 – 3000 user access:	$1.16

•	3000 and over user access:	$0.58

•	Client, client’s representatives and investors will have unlimited access to shareholder information on the Web Portal.

•	The SSL Certificate required for the Web Portal services in Exhibit G will be billed annually at PAFS’ then current rate if a Client specific URL is required.

VI.	Monthly Shareholder Telephone Support

•	Dedicated inbound phone line:	$150.00 a month
•	Inbound calls:	$ 7.95 per call
•	Fees for all outbound phone charges as per Section 7.1 (c) Other Expenses

VII.	Operating and Pass Through Costs

Client shall pay all expenses incurred by PAFS in performing the services as referenced in Section 7.1(c). Expenses for required equipment listed under Exhibit E are due and payable upon the Effective Date of this agreement.

VIII.	Tax Reporting and Processing

Tax processing for 1099s / K-1s will be billed at PAFS’ then current Professional Services Rates in addition to printing and mailing costs.

IX.	Escheatment Services

All escheatment services will be performed twice a year and charged at PAFS’ then current Professional Services Rates in addition to the costs passed through from the 3rd party providers.

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 19	VII Peaks Capital, LLC

X.	Government Compliance Services

All government required functions performed by PAFS will be billed to the Client at PAFS’ then current Professional Services Rates.

XI.	Print, Mail, and Communication Services

Client may ask PAFS to perform printing, mail and communication services by written request. Coordination of these services will be charged at PAFS’ then current Professional Services Rates.

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 20	VII Peaks Capital, LLC

EXHIBIT E

REQUIRED OPERATING LIST

System Requirements

■	End user PCs running Windows Operating Systems with Internet Explorer 7, IE8 or IE9 or above

■	Microsoft Office

■	High Speed Internet

■	Hosting Licenses

■	Oracle Database Licenses (per user)

■	SSL Certificates (security)

■	Crystal Reports Software Licenses

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 21	VII Peaks Capital, LLC

EXHIBIT F

2017 CURRENT CALENDAR YEAR

CONTRACTED PROFESSIONAL SERVICES RATES

SERVICE	RATE
Programming	$275/hr
Expedited Programming	$410/hr
Database Conversion	$275/hr
Data Cleaning Services	$235/hr
Tax Services	$330/hr
Investor Services	$245/hr
Expedited Investor Services	$365/hr
Print Operation Services	$235/hr
Escheatment Services	$215/hr
Government Compliance Services	$215/hr
On-site Training Services: (Additional follow-up training)	$1,650 per day plus out-of-pocket expenses.

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 22	VII Peaks Capital, LLC

EXHIBIT G

WEB PORTAL SERVICES

The Web Portal is secured with a 2048-bit encryption SSL Certificate. All shareholder data as well as user names and passwords are encrypted while being submitted and or retrieved from the database.

1.	Implementation Services:

•	Build a Client Web Portal environment

•	Create the database

•	Set up initial files for the website interface based on STAR formats

•	Set up user accounts and system security

•	Customize the website to have Client’s colors and logo, with a link from the Client’s web page

•	Add Client disclaimers

2.	Web Portal Features:

•	Investor screens that provide:

♦	Types of investments
♦	Investment status (active or in-active)
♦	Payees
♦	Current registration
♦	Escrow
♦	User ability to setup and change user’s E-mail address that is used by the STAR system

•	Representative screens that provide:

♦	A view of each representative’s investors
♦	Status of investments
♦	History
♦	Tax information

•	Broker Dealer and Custodian screens that provide:

♦	Types of clients
♦	Status of investments
♦	Investor, representative and custodian information
♦	Statements
♦	Tax information

•	1099s and K-1s – for current year

•	Client defined FAQ page

•	Contact page information with email addresses

•	Nightly updates of Client’s data

•	Daily file of new IDs & PINs needed to produce welcoming letters

•	Master security menu - authority to allow the clients to reset their investor and representative user’s passwords

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 23	VII Peaks Capital, LLC

3.	WEB Portal Forms/Reports:

•	Ability to upload any report and/or form requested by Client, such as:

♦	Account update
♦	Advisory fees payment
♦	Instructions
♦	Additional subscription request
♦	Transfer on death request and agreement
♦	Automatic investment program
♦	Distribution modification request
♦	Application for transfer

•	Customized account disclaimer

•	Investor summary / Fund summary

•	Account balance

STAR Sys. Tech & Inv. Svcs. Original Agreement	Page 24	VII Peaks Capital, LLC